EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to The ServisFirst Bank 401(k) Profit Sharing Plan & Trust of our reports dated February 24, 2016, with respect to the consolidated balance sheets of ServisFirst Bancshares, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the Annual Report on Form 10-K for the year ended December 31, 2015 of ServisFirst Bancshares, Inc.

/s/ Dixon Hughes Goodman LLP

Atlanta, Georgia

September 29, 2016